UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No.5)

           Under the Securities Exchange Act of 1934

                   LARSON-DAVIS INCORPORATED
                        (Name of Issuer)


         Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                          517310 10 8
             (CUSIP Number of Class of Securities)



Naomi Bodner                       Laura Huberfeld
16 Grosser Lane                    250 Longwood Crossing
Monsey, New York 10952             Lawrence, New York 11559
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         February 14, 1996
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this
Statement:
                                                    ___
                                                  /    /

                        Page 1 of 11 Pages
                     Exhibit index on Page 6
______________________________________________________________________________
CUSIP No. 517310 10 8              13D            Page 2 of 11 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Laura Huberfeld
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             430,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             430,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         430,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Huberfeld disclaims beneficial ownership of the shares owned by Mrs.
Bodner.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    4.9%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 3 of 11 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Naomi Bodner
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             430,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             430,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         430,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Bodner disclaims beneficial ownership of the shares owned by Mrs.
Huberfeld.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    4.9%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 1681 West 820 North, Provo, Utah 84601. This Amendment No. 5 amends and restates the statements on Schedule 13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld and Mrs. Naomi Bodner. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background.

          This statement is filed on behalf Mrs. Laura Huberfeld and Mrs. Naomi Bodner.

          The business address of Mrs. Huberfeld is 250 Longwood Crossing, Lawrence, New York 11559. Mrs. Huberfeld's principal business activity is as an investor. Mrs. Huberfeld has not been convicted in any criminal proceeding during the past five years. During the past five years, Mrs. Huberfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Huberfeld is a citizen of the United States.

          The business address of Mrs. Bodner is 16 Grosser Lane, Monsey, New York 10952. Mrs. Bodner's principal business activity is as an investor. Mrs. Bodner has not been convicted in any criminal proceeding during the past five years. During the past five years, Mrs. Bodner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Bodner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          Each of Mrs. Bodner and Mrs. Huberfeld initially purchased certain shares of the Common Stock in a private placement (the "Private Placement") by the Company of: (a) shares of Common Stock; (b) warrants to purchase shares of Common Stock at an exercise price of $2.50 per share (the "First Warrants"); and (c) warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the "Second Warrants"). The closing of the Private Placement occurred on May 10, 1995.

          On August 23, 1995, in consideration of the early exercise of the First Warrants by owned by both Mrs. Bodner and Mrs. Huberfeld, the Company issued to each of them warrants to purchase 200,104 shares of the Common Stock at an exercise price of $4.50 per share (the "Third Warrants"). All of the shares of Common Stock purchased in the Private Placement and all of the shares of Common Stock issued upon the exercise of the First and Second Warrants were subsequently sold or transferred by each of Mrs. Bodner and Mrs. Huberfeld.

          In September 1995, the Company agreed that if Mrs. Bodner and Mrs. Huberfeld exercised the Third Warrants on or before the later to occur of (a) November 1, 1995 and (b) 30 days subsequent to the effectiveness of a registration statement covering the Third Warrants, the Company would issue to each of them, in consideration of the early exercise of the Third Warrants, (x) warrants to purchase 200,104 shares of the Common Stock for an exercise price of $4.50 per share (the "Fourth Warrants") and (y) warrants to purchase 400,208 shares of the Common Stock for an exercise price of $5.75 per share (the "Fifth Warrants").

          On December 28, 1995, each of Mrs. Bodner and Mrs.
Huberfeld donated the right to receive 370,208 of the Fifth
Warrants to charitable organizations.

Item 4.  Purpose of Transaction.

          The acquisition of the Common Stock, the First, Second and Third Warrants and the right to receive the Fourth and Fifth Warrants by each of Mrs. Bodner and Mrs. Huberfeld was made for investment purposes. Neither Mrs. Huberfeld nor Mrs. Huberfeld does have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than in connection with the registration discussed above);

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section l2(g)(4) of the Securities and Exchange Act of l934, as amended, or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          The Company has advised Mrs. Bodner and Mrs. Huberfeld that as of October 27, 1995, the Company had 8,223,931 shares of Common Stock outstanding. Mrs. Bodner is the beneficial owner of 200,104 shares of the Common Stock. Upon the issuance, if any, of the Fourth and Fifth Warrants to Mrs. Bodner, she would beneficially own 430,208 shares of the Common Stock or 4.9% of the Company's Common Stock then outstanding, which would include the 200,104 shares of the Common Stock issuable upon the exercise of the Third Warrants (which Mrs. Bodner currently owns) and 200,104 and 30,000 shares of the Common Stock issuable upon the exercise of the Fourth and Fifth Warrants, respectively, if such warrants are issued. Mrs. Bodner has (and in the case of the shares which would be issuable upon the exercise of the Fourth and Fifth Warrants, would have) the sole power to vote and to dispose of such Common Stock. Because Mrs. Bodner has the sole power to determine whether or not to exercise the Third Warrants and thereby receive the Fourth and Fifth Warrants, the shares of Common Stock issuable upon the exercise of such Warrants have been included in the shares beneficially owned by Mrs. Bodner for purposes of the Schedule 13D.

          Mrs. Huberfeld is the beneficial owner of 200,104 shares of the Common Stock. Upon the issuance, if any, of the Fourth and Fifth Warrants to Mrs. Huberfeld, she would beneficially own 430,208 shares of the Common Stock or 4.9% of the Company's Common Stock then outstanding, which would include the 200,104 shares of the Common Stock issuable upon the exercise of the Third Warrants (which Mrs. Huberfeld currently owns) and 200,104 and 30,000 shares of the Common Stock issuable upon the exercise of the Fourth and Fifth Warrants, respectively, if such warrants are issued. Mrs. Huberfeld has (and in the case of the shares which would be issuable upon the exercise of the Fourth and Fifth Warrants, would have) the sole power to vote and to dispose of such Common Stock. Because Mrs. Huberfeld has the sole power to determine whether or not to exercise the Third Warrants and thereby receive the Fourth and Fifth Warrants, the shares of Common Stock issuable upon the exercise of such Warrants have been included in the shares beneficially owned by Mrs. Huberfeld for purposes of the Schedule 13D.

          Each of Mrs. Bodner and Mrs. Huberfeld disclaim beneficial ownership of the shares of the Common Stock owned by the other. If they were deemed to beneficially own the shares of Common Stock owned by the other, they would each beneficially own
9.5% of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

          Except with respect to the registration described above, neither Mrs. Bodner nor Mrs. Huberfeld is party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

               (1)  Joint Filing Agreement, executed February 14, 1996.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 1996




                                   /s/ Naomi Bodner
                                   Name:  Naomi Bodner

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 1996



                                   /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld

                          EXHIBIT INDEX


Exhibit No.         Description                   Page No.

    1          Joint Filing Agreement.               11

                                                       EXHIBIT 1

                      JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Larson-Davis Incorporated, a Nevada corporation (the "Company"), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 14th day of February, 1996.




/s/ Naomi Bodner                   /s/ Laura Huberfeld
Naomi Bodner                       Laura Huberfeld